Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: May 31, 2016

Employee Meeting 10 a.m., Tuesday, May 31, 2106 - Script of Mark Ruelle

Good morning.

At this point, you’ve heard the news that our board agreed Sunday that we’re going to become a wholly owned subsidiary of Great Plains Energy, the parent company of KCPL, in a deal I’m confident will keep our company viable for the future.

You may have heard the news from your supervisor, or one of the many other ways we’re spreading the news – but there’s nothing wrong with hearing it from the CEO… and the guy who’s going to be your CEO!

I’m pleased that Terry Bassham, Great Plains president and CEO, has joined us this morning. I’ve known Terry for years, working with him on issues at Wolf Creek and LaCygne. Please join me in welcoming Terry.

(((PAUSE)))

Given all the rumors, I know this isn’t a complete surprise, and I’m sorry that I couldn’t share more with you earlier. But as you can imagine, in a competitive process like this, it wouldn’t be smart to say too much, too early.

For me, this announcement – with the agreement’s favorable terms – is a sense of relief for our company, for Topeka, and our state.

As a well-regarded company, we were able to control our own destiny and join forces with a trusted partner who knows us, knows our customers, and knows our regulators and our state.

As I mentioned, this was a competitive process. Great Plains was the only one that provided us with the assurances we needed for our employees: honoring our labor contracts, maintaining our compensation and benefits and keeping our downtown Topeka headquarters.

As I’m sure Terry will mention in a moment, they’re confident in the savings they need coming through natural attrition, by riding the wave of retirements in both companies. (But just as an “insurance policy,” they also agreed to keep our non-union severance plan…and even make it better to fill in some gaps—like for relatively new hires.)

Those assurances, coupled with the financial terms are why we chose them as our partner…$60 a share! Most of that in cash, but some converted into shares of the now, much larger, Great Plains Energy.

This tremendous value is a testament to what you and your colleagues have helped create for our shareholders…which I know includes many of you, and maybe some of your family.

(((PAUSE)))

Great Plains also shares the same commitment we have for our customers, and our friends and neighbors, so they’ve agreed to maintain our community involvement and charitable giving too.

(((PAUSE)))

I know you have a lot of questions, maybe are even a little anxious. Now that the transaction is public, we’ll provide ongoing progress updates.

Now, I’ll turn things over to Terry. After his comments, we’d both like to address your questions. Terry…

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.